

SEC ISSION
12010720

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	52817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2011_____ AND ENDING _____12/31/2011_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colorado Financial Service Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

304 Inverness Way South   Suite 355
                                  (No. and Street)

Centennial   Colorado   80112
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marvin Madorsky   303-962-7267
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Borgers & Cutler CPA's PLLC
                (Name – if individual, state last, first, middle name)

2727 Bryant Street Suite 104	Denver	Colorado	80211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Marvin Madorsky _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Colorado Financial Service Corporation _____ , as
of _____ December 31 , 20 11 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
(Signature)

Finance and Operations Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COLORADO FINANCIAL SERVICE CORPORATION
Index to Financial Statements

Borgers & Cutler CPA's PLLC   *Certified Public Accountants*

2727 Bryant Street
Suite 104
Denver, Colorado 80211
(303) 223.1667 Phone
(720) 251.8836 Fax

Report of Independent Registered Public Accounting Firm

To the shareholder of Colorado Financial Service Corporation

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation (the "Company") as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Borgers + Cutler CPA's PLLC

Denver, Colorado

January 26, 2012

COLORADO FINANCIAL SERVICE CORPORATION
Statement of Financial Condition
December 31, 2011

Assets

Current assets:

Cash	$	107,417
Proprietary Accounts of Introducing Brokers Accounts receivable		25,000
Gross Dealer Concession receivable		2,801
Marketable securities, available-for-sale, at market value (Note 3)		2,157
Total current assets	$	137,375

Liabilities and Shareholder's Equity

Current liabilities:

Commissions Payable	$	6,403
Accrued expenses payable		14,282
Income taxes payable (Note 5)		14,011
Total current liabilities		34,696

Shareholder's equity: (Note 4):

Common Stock, no par value, 100,000 shares authorized	
100 shares issued and outstanding	100
Additional paid-in capital	39,558
Accumulated other comprehensive income	(490)
Retained earnings	63,511
Total shareholder's equity	102,679
Total liabilities and shareholder's equity $	137,375

See accompanying notes to financial statements

COLORADO FINANCIAL SERVICES CORPORATION
Statement of Operations
For the Year Ended December 31, 2011

Revenues:

Brokerage commissions	$	2,023,874
Investment banking		3,133,764
Other income		2,203
Total revenues		5,159,841

Expenses:

Commissions	4,789,198
Regulatory fees	17,854
Occupancy (Note 2)	14,000
Management fees (Note 2)	262,000
Administrative fee (Note 2)	12,000
Other general and administration expenses	(204)
Total expenses	5,094,848

Income before income taxes	64,993
Provision for income taxes (Note 5)	(14,011)
Net Income (loss)	$ 50,982

COLORADO FINANCIAL SERVICE CORPORATION
Statement of Other Comprehensive Income
For the Year Ended December 31, 2011

Net Income	$	50,982
Other comprehensive income		
Unrealized holding loss		(1,003)
Total Comprehensive Gain	$	49,979

COLORADO FINANCIAL SERVICE CORPORATION
Statement of Changes in Shareholder's Equity
January 1, 2011 through December 31, 2011

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount				
Balance at						
January 1, 2011..............................	100	$ 100	$ 25,558	$ 513	$ 12,529	$ 38,700
Change in unrealized gains (losses)						
on available-for-sale investments.....	—	—	—	(1,003)	—	(1,003)
Capital contribution- services						
(Note 2)..................................	—	—	14,000	—	—	14,000
Net loss......................................	—	—	—	—	50,982	50,982
Balance at						
December 31, 2011........................	100	$ 100	$ 39,558	$ (490)	$ 63,511	$ 102,679

COLORADO FINANCIAL SERVICE CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:

Net Income	$	50,982
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Contributed rent (Note 2)		14,000
Changes in current assets and liabilities:		
Receivables		(23,970)
Accounts payable and accrued liabilities		10,374
Net cash used in		
operating activities		51,385
Net change in cash and		
cash equivalents		51,385

Cash and cash equivalents:

Beginning of year		56,032
End of year	$	107,417

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Income taxes	$	—
Interest	$	—

Note 1. Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
Colorado Financial Service Corporation (the "Company") The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of TCD Development Corp. (Parent). The Company's primary source of revenue is commissions.

Basis of Presentation
The Company is engaged in a single line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(i)

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions
Commission expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes
Generally accepted accounting principles ("GAAP") requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

COLORADO FINANCIAL SERVICE CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2. Related Party Transactions

In 2008, the Company entered into a cost sharing agreement (the "Agreement") with its Parent company. Under the terms of the Agreement, the Parent company paid certain administrative costs, totaling $14,000 for the year ended December 31, 2011, on behalf of the Company. The Company recorded the contribution as a charge to occupancy expense and a corresponding credit to paid-in capital in the accompanying financial statements.

In addition, the Company paid to its parent company a management fee totaling $262,000 and an administrative fee totaling $12,000 during the year ended December 31, 2011.

Note 3. Fair value of marketable securities

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash	$ 107,417	$ -	$ -	$ -	$ 107,417
Marketable securities	$ 200	$ 742	$ -	$ -	$ 942

COLORADO FINANCIAL SERVICE CORPORATION
NOTES TO FINANCIAL STATEMENTS

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (level 3) during the year ended December 31, 2011.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. No election has been made.

The marketable securities are available-for-sale but can only be sold in compliance with Rule 144. Accordingly, holding gains and losses are reflected in other comprehensive income in the accompanying financial statements.

Note 4. Shareholder's Equity

The Company is authorized to issue 100,000 shares of its no par value common stock.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $97,721 which was $92,721 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.36 to 1.

Note 5. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with GAAP, are as follows:

	Current		Deferred		Total
Federal.. $	10,585	$	—	$	10,585
State...	3,426		—		3,426
$	14,011	$	—	$	14,011

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S.	Amount	Rate
Statutory rate...$	10,585	15%
Change due to state and local taxes, net of U.S. federal income		
tax income tax effects..	3,426	4%
Income tax expense..$	14,011	19%

COLORADO FINANCIAL SERVICE CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net Capital

Total shareholder's equity qualified for net capital.. $ 102,679

Deductions:
Non-allowable assets .... (4,958)
Net capital.. $ 97,721

Aggregate Indebtedness

Items included in the statement of financial condition:
Accounts payable and accrued expenses.. $ 34,696

Total aggregate indebtedness.. $ 34,696

Computation of Basic Net Capital Requirement

Minimum net capital required (based on
aggregate indebtedness).. $ 2,313

Minimum dollar requirement.. $ 5,000

Net capital requirement.. $ 5,000

Excess net capital... $ 92,721

Excess net capital at 1000%.. $ 94,251

Ratio: Aggregate indebtedness to net capital.. 0.36 to 1

COLORADO FINANCIAL SERVICE CORPORATION
Reconciliation of the Computation of Net Capital for
Brokers and Dealers Pursuant to SEC Rule 15c3-1 with
that Reported in Unaudited Part IIA (X-17a-5)

Schedule II

Net Capital, as Reported in Part IIA

(X-17a-5) of the Company's unaudited

FOCUS report on December 31, 2011... $ 111,732

Audit adjustments:

Accrue income taxes..   (14,011)

$ 97,721

COLORADO FINANCIAL SERVICE CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities.   All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

COLORADO FINANCIAL SERVICE CORPORATION
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Borgers & Cutler CPA's PLLC   *Certified Public Accountants*

2727 Bryant Street
Suite 104
Denver, Colorado 80211
(303) 223.1667 Phone
(720) 251.8836 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Sole Shareholder of:
Colorado Financial Service Corporation

In planning and performing our audit of the financial statements of Colorado Financial Service Corporation (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
Page two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Colorado Financial Service Corporation, for the year ended December 31, 2011, and this report does not affect our report thereon dated January 26, 2011.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Colorado Financial Service Corporation
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Page three

Boryen + Cutler CPA's PLLC

Denver, Colorado
January 26, 2012

Borgers & Cutler CPA's PLLC   *Certified Public Accountants*

2727 Bryant Street, Suite 104
Denver, CO 80211
(303) 223-1667 Phone
(303) 945-7991 Fax

To the Board of Directors of Colorado Financial Service Corporation

In accordance with Rule 17a-5(e)(4) under the <u>Securities Exchange Act of 1934</u>, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2011, which were agreed to by Colorado Financial Service Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Colorado Financial Service Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Colorado Financial Service Corporation's management is responsible for the Colorado Financial Service Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Borgers + Cutler CPA's PLLC

Borgers & Cutler CPA's PLLC
Denver, CO
January 26, 2011

COLORADO FINANCIAL SERVICE CORPORATION

Financial Statements

December 31, 2011

(with Report of Independent Registered Public Accounting Firm)



BORGERS & CUTLER CPA's PLLC

Denver, Colorado